NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Canadian Pacific Railway Limited (“CPRL”, “CP” or the “Corporation”) will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Mountain Time) on Friday, May 21, 2010, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2009, and the auditors’ report thereon;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider and, if deemed advisable, to pass a resolution confirming amendments to General By-Law No. 1; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 24, 2010, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.

By order of the Board of Directors,

Karen L. Fleming
Corporate Secretary

Calgary, Alberta
March 24, 2010

YOUR VOTE IS IMPORTANT

Registered shareholders wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”). Registered shareholders may also vote by telephone or internet by following the instructions provided on the enclosed form of proxy.

Non-registered shareholders should refer to page 4 of the management proxy circular for information on how to vote their shares.

Proxies must be received by Computershare or Georgeson Shareholder Communications Canada (“Georgeson”) (see page 3 of the management proxy circular), agents for CPRL, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.